ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

ABN AMRO SECURITIES (USA) LLC
(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Table of Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of ABN AMRO Securities (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2016.

New York, New York
February 26, 2021

1

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2020

(In thousands)

Assets

Cash	$	220,770
Cash segregrated in compliance with federal regulations		810
Collateralized financing:		
Securities borrowed		513,733
Securities purchased under agreements to resell		8,012,088
Receivables from brokers, dealers, and clearing organizations		7,717
Receivables from related parties		6,230
Other assets		610
Total assets	$	8,761,958

Liabilities and Member's Equity

Collateralized financing:		
Securities sold under agreements to repurchase	$	8,039,469
Payables to related parties		514,836
Payables to brokers, dealers, and clearing organizations		11,653
Accrued and other liabilities		3,362
		8,569,320
Subordinated liabilities		50,000
Member's equity		142,638
Total liabilities and member's equity	$	8,761,958

See accompanying notes to Statement of Financial Condition

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Notes to Statement of Financial Condition

December 31, 2020

(In thousands)

(1)   Organization and Nature of Operations

ABN AMRO Securities (USA) LLC (the Company) is a wholly owned subsidiary of ABN AMRO Holdings USA LLC (AAH), which in turn is wholly owned by Netherlands-domiciled ABN AMRO Bank N.V. (AAB). The Company's primary business line is securities financing. The Company also engages in securities brokerage, underwriting, and distribution, primarily for existing clients of the Company's affiliates.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC), and as an Introducing Broker with the U.S. Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company currently operates in one reportable operating segment, facilitating US capital markets transactions in corporate and government securities by its domestic and foreign affiliates as well as their clients. The Company also provides a range of capital markets transaction related services to AAB pursuant to an agency and service agreement between the Company and AAB, for which the Company is compensated via reimbursement of costs incurred in providing those services plus a residual profit. The Company does not carry third party customer accounts and accordingly does not maintain any custodial oversight responsibilities for third party customer assets.

(2)   Strategic Restructuring

On August 12, 2020, AAB announced publicly to its external and internal stakeholders that after a strategic review of its operations across the world, it would close all of its corporate and investment banking businesses (C&IB) outside its home markets by the end of 2023, choosing instead to focus such operations close to its home base in the Netherlands and Northwest Europe. To minimize potential disruptions to the business of its clients as well as its employees, AAB will continue to operate its business in the affected regions over a three-year window to allow for an orderly wind-down. Being a part of AAB's North America C&IB operations, the Company plans to unwind its activities on the timeline as AAB has communicated while maintaining normal operations during the wind-down window to the extent practicable.

(3)   COVID-19

COVID-19 swept through the entire world in 2020 and induced unprecedented economic disruptions, resulting in severe economic contraction in practically all major economies in the world. Consequently, both the global value chain and US domestic economic activities have undergone extensive re-adaptation and reconfiguration. While the world has made enormous progress in tackling the pandemic and brought out multiple novel vaccines at record speed, the economic devastation is persisting. If this pandemic outbreak cannot be effectively arrested in the near future, the persistent negative impacts on the economic growth and global financial markets experienced in 2020 could be further amplified.

Uncertainties around the future trajectories of COVID-19 could increase volatility in the financial markets where the Company operates, hampering the Company's ability to generate revenues from investment banking and securities financing activities. Market volatility and disruptions could also reduce the demand for the agency services provided by the Company to AAB.

Persistent COVID-19 triggered negativities could also further adversely impact the Company's operations, despite the business continuity and contingency practices currently in place, aggravating the risks of technology failures, losses of data, and unavailability of services.

Whereas COVID-19 poses significant risks to future economic conditions, it also presented short-term business opportunities for the Company. The Company's operations benefited from increased demand for the agency services by AAB as clients of the bank sought to hedge various economic risks perceived to be associated with the pandemic amidst heightened market volatility and a low interest rate environment, particularly in the earlier part of the year.

(4) **Summary of Significant Accounting Policies**

(a) *Basis of Presentation*

The Company maintains its financial records in U.S. dollars. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b) *Use of Estimates*

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates used in the financial statements are reasonable. However, actual results could differ from those estimates.

(c) *Cash*

Cash in the statement of financial condition as of December 31, 2020 were held at large banking institutions not related to AAB or any other of the Company's affiliates.

(d) *Cash Segregated in Compliance with Federal Regulations*

The Company maintains cash in a segregated reserve account for the exclusive benefit of its customers ("Customer Account") and a segregated reserve account for Brokers and Dealers ("PAB Account") pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2020, the Company had $810 segregated cash in the Customer Account, and $0 in the PAB Account.

(e) *Collateralized Financing*

The Company's collateralized financing transactions include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession or control of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. treasury and federal agency securities, with a market value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value. The Company records the resale and repurchase agreement interest on an accrual basis as earned.

Securities borrowed and loaned transactions are reported as collateralized financing. In accordance with ASC 860, when the Company acts as the lender in a securities lending transaction and receives securities as collateral that can be re-pledged or sold, it recognizes the fair value of the securities received and a corresponding obligation to return them. The Company did not have any such transactions to report at December 31, 2020.

Securities borrowed transactions require the Company to deposit cash or other collateral with lenders. In securities lending transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are

recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value. At December 31, 2020, the Company did not have any securities loaned transactions to report.

The Company nets certain repurchase agreements and resale agreements as well as securities borrowed and loaned agreements with the same counterparty in the statement of financial condition when the requirements of FASB Accounting Standards Codification (ASC) 210-20, Balance Sheet – Offsetting, are met. The impact of netting at December 31, 2020 was $0.

At December 31, 2020, the Company had obtained securities as collateral that could be re-pledged, delivered, or otherwise transferred with a fair value of approximately $8,614,084. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $8,190,907 was re-pledged, delivered, or otherwise transferred, as collateral under repurchase agreements, securities lending agreements, or to satisfy the Company's margin requirements with its clearing organizations.

(f) Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Most of the Company's financial assets measured at amortized cost basis relate to collateralized financing and are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company's assets under collateralized financing in the statement of financial condition are all subject to collateral maintenance provisions.

The Company considers, where eligibility for the collateral maintenance provision practical expedient is established, the credit quality of the assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract the Company may establish an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

The Company has also established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of

counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's receivables from its customers comprise of underwriting and placement fee receivables from underwriting syndicates typically led by major financial institutions for successfully completed transactions. The Company subjects investment banking transactions to an internal qualification process for potential risk exposures, including credit risk.

The Company's receivables from broker dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

At December 31, 2020, credit loss allowance is immaterial for the Company.

(g) Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current and deferred tax consequences of all transactions in the financial statements are recognized according to the provisions of enacted tax laws. The effects of tax rate changes on deferred tax assets or liabilities, as well as other changes in income tax laws, are recognized in earnings in the period in which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will "more likely than not" (MLTN) be realized.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a MLTN criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a change. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

(h) Investment Banking Transactions

Investment banking receivables are comprised primarily of securities underwriting and placement fees, and advisory fees from mergers and acquisitions. The Company accounts for investment banking receivables in accordance with ASC 606, Revenue from Contracts with Customers. Typically, the Company enters into arrangements with underwriting syndicates and issuers, after it has secured firm undertaking by prospective investors or buyers, to underwrite or distribute securities in public offering or private placement transactions in the capital markets.

Underwriting and placement receivables are recognized on the trade date when the Company purchases the securities from the issuer or the underwriting syndicate and places them with the buyers. The Company believes that the trade date is the appropriate point in time to recognize receivables for securities underwriting and placement transactions as there are no more actions which the Company needs to take subsequent to this date as the issuer obtains the control

and benefit of the capital markets offering on the date. The Company is typically allocated a pro rata share of the total underwriting and placement receivable in proportion to the amount of security issuance it undertakes to distribute. Receivables are normally received within 90 days following the close of a transaction.

The Company also provides advisory services on mergers and acquisitions (M&A advisory). A receivable for advisory arrangements is generally recognized when performance under the arrangement is completed, typically at the closing of the underlying transaction. Customers normally remit the payment to the Company within 90 days following the close of a transaction or sooner.

The Company's receivables associated with outstanding contracts with customers at January 1, 2020 was $1,458 and at December 31, 2020, $472. The Company did not carry any other assets or recognize any obligations for these outstanding arrangements.

(i)   *Accrued Interest Receivable*

Interest receivable relates primarily to collateralized financing transactions and is accounted for on an accrual basis.

(j)   *Accrued Interest Payable*

Interest payable relate predominantly to collateralized financing transactions, borrowings from affiliates (including subordinated borrowings), and is accounted for on an accrual basis.

(k)   *Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the year-end exchange rates. Net gains or losses resulting from foreign currency transactions are included in retained earnings.

(5)   Recently Issued Accounting Pronouncements

Codification Improvements In October 2020, the FASB issued ASU 2020-10 to provide clarifications on various topics in the Accounting Standard Codification, including the addition of existing disclosure requirements to the relevant disclosure sections. The main provisions in ASU 2020-10 fall under two separate sections, Section B and Section C, neither of which represents any substantive change to the existing GAAP. ASU 2020-10 aims at improving the consistency in existing GAAP application and becomes effective in annual periods beginning after December 15, 2020 for public entities. The adoption of ASU 2020-10 is not expected to have a material impact on the Company's financial statements or disclosures.

Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting In March 2020, the FASB issued ASU 2020-04 to provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU makes available optional expedients for contracts modifications due to the reference rate reform efforts that meet certain scope guidance along with contemporaneous modifications of other contractual terms related to the replacement of the reference rate. The amendment also covers reference rate changes as it relates to hedging relationships. ASU 2020-04 may be elected between March 12, 2020, the issuance date, and December 31, 2022. The Company has evaluated the impact of ASU 2020-04 on its financial statements and does not believe it has any material impact thereof.

Income Taxes – Simplifying the Accounting for Income Taxes In December 2019, the FASB issued ASU 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The new standard is effective for fiscal years, and interim periods

within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently assessing the impact that adopting this guidance will have on its financial statements.

(ASC 326): Measurement of Credit Losses on Financial Instruments In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses - Measurement of Credit Losses on Financial Instruments, which is codified in ASC 326. The ASU changes how credit losses on most financial assets are measured. Instead of the current incurred loss model where an impairment loss on a financial asset is assumed not to have happened until triggered by a "probable" threshold and "incurred" notion, ASC 326 introduced a new credit loss methodology, the Current Expected Credit Losses (CECL) model. Under CECL, lifetime expected credit losses are estimated for certain financial instruments measured at amortized costs based on relevant factors, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The scope of ASC 326 applies to financing receivables, receivables related to repurchase agreements and securities lending agreements within the scope of ASC 860, and accounts receivables among other things. ASU 2016-13, as amended by ASU 2018-19 and ASU 2019-05, is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period, and early adoption permitted for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

The Company adopted ASC 326 as of January 1, 2020. The financial instruments on the Company's financial statements within the scope of this ASC relate predominantly to receivables associated with collateralized financing transactions which are subject to closely monitored collateral maintenance previsions. The adoption of ASC 326 using the modified retrospective approach did not have a material impact on the Company's financial statements. As a practical expedient, the Company measures expected credit losses on the financial assets at amortized costs within the scope of ASC 326 on a comparison between the amortized cost and the fair value of the collateral as of the reporting date, and determines the expectation of credit loss to be zero if the amortized cost is fully collateralized. The impact of COVID-19 as relates to the adoption of ASC 326 on the Company's financial statements is immaterial.

Fair Value Measurement (ASC 820): Disclosure Framework – Changes to the Disclosure Requirements to Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13 to amend fair value measurement disclosure requirements. This ASU removes, modifies, and adds certain disclosure requirements in ASC Topic 820, "Fair Value Measurement". ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. These amendments relate to additional disclosures around the fair value hierarchy and the measurements thereof. The Company adopted the disclosure provisions as of January 1, 2020. The adoption of ASC 820 did not have any significant impact on the Company's financial statements.

(6) **Subordinated Borrowings**

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to AAH of $50,000, maturing on May 29, 2021. The loan agreement automatically renews for another year subject to written notice of termination from either party as well as regulatory approval. The interest rate, which will reset periodically, is based on U.S. dollar three-month LIBOR, plus a spread.

(7)   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for its day-to-day clearance activities. As of December 31, 2020, securities consisting of U.S. treasuries with a fair value of $64,062 related to resale agreements collateral were on deposit with these clearing organizations.

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2020 consisted of the following:

	Receivables	Payables
Clearing organizations	$ 7,717	11,653

Amounts receivable from and payable to clearing organizations represented end-of-day cash clearing balances, margin on deposits for unsettled financing transactions, and cash clearing deposits held with various clearing organizations. As of December 31, 2020, the Company had no securities failed to receive or deliver.

(8)   Member's Equity

The Company is a limited liability company and its operating agreement governs the membership interest, including the allocation and distribution of the Company's results of operations.

(9)   Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its financing and general operations.

As of December 31, 2020, the statement of financial condition included the following balances with affiliates:

Assets:

Securities purchased under agreements to resell	$ 397,071
Receivables from related parties	6,230

Liabilities:

Securities sold under agreements to repurchase	$ 5,414,340
Payables to related parties	514,836
Accrued tax liabilities	2,953
Subordinated borrowings	50,000

Material items contained in the above balances are discussed below:

(a)   Collateralized Financing

The Company enters into collateralized financing transactions with affiliates in the normal course of business. At December 31, 2020, the financing transaction balances, inclusive of resale and repurchase agreements were with AAB and other affiliates.

Included in the repurchase agreements of $5,414,340 is a $760,000 hold-in-custody repurchase arrangement with the Company's affiliate ABN AMRO Funding USA LLC whereby the Company retained custody of the underlying collateral. At December 31, 2020, US treasury securities with a market value of $774,771 associated with this arrangement were maintained at a segregated control location pursuant to the terms of the repurchase agreement.

(b)   *Cash Account with Affiliate*

The Company maintains a cash account with a Netherlands-based affiliate in connection with the chaperoning services it provides to U.S. based major institutional investors to facilitate their transactions in European debt and equity securities. At December 31, 2020, the balance in the account stood at $6,132 and is included in the receivables from affiliates in the statement of financial condition.

(c)   *Borrowing from Affiliates*

As of December 31, 2020, the Company had $50,000 in subordinated notes payable to AAH, with accrued interest payable in the amount of $117 included in payables to related parties in the statement of financial condition. The Company normally settles these payables quarterly.

The Company is the beneficiary of a committed credit facility of $250,000 as well as an uncommitted credit facility of $2,250,000, both of which were made available by AAB since June 2018 to support the Company's general business. Both facilities are unsecured. As of December 31, 2020, the Company borrowed $482,000 against the uncommitted facility. Total interest payable on this borrowing as of December 31, 2020 amounted to $1. These amounts are included in payables to related parties in the statement of financial condition. In the ordinary course of business, the Company also borrows funds from affiliates to facilitate its securities financing business. These borrowings, whose carrying value approximates fair value, are generally short term in nature and bear interest based on the appropriate spreads to benchmark rates depending on the terms and currency of such borrowings.

(d)   *Current Income Tax*

Included in accrued and other liabilities in the statement of financial condition is a tax payable of $2,953 to AAH related to the Company's allocated share of current income tax. The Company settles its tax payable periodically.

(e)   *Affiliated Brokerage Services*

The Company has an Agency and Services Agreement with AAB whereby the Company facilitates certain activities of its foreign affiliates in the U.S. These activities include agency trade execution, securities borrowing and lending, and other related services. In addition to being reimbursed for the costs incurred by the Company in the provision of affiliated brokerage services, the Company also earns revenue from these services based on a residual profit split method. Residual profit is the net operating revenue generated by the underlying transactions after consideration of a reasonable return on risk-based capital to AAB. In the event of a net operating loss, AAB bears the loss exclusively.

As of December 31, 2020, the related unsettled balance was a liability of $282, included in payables to related parties in the statement of financial condition. The Company normally cash settles the unpaid balance with AAB within 90 days following the close of the fiscal year.

(f)   *Support and Services & Allocated Restructuring Costs*

The Company and its affiliates share various resources for which they also share the associated costs. In the wake of AAB's strategic announcement to wind down its North America C&IB operations, such associated costs increased significantly. Costs allocated to the Company for support including payroll, services, rent, utilities, information technology, amortization and depreciation of fixed assets and leasehold improvements, and staffing and non-staffing

related restructuring are reported as allocated charges in the statement of operations. For the period ended December 31, 2020, this amounted to a charge of $58,509. The related unpaid balance as of December 31, 2020 was $32,436, included in payables to related parties in the statement of financial condition. The Company normally settles balances related to the allocation of on-going recurring expenses on a monthly basis and balances related to the allocation of one-off expenses when the underlying cash disbursement takes place.

(10) Income Taxes

The Company is treated as a disregarded entity for income tax purposes and the results of its operations are included in AAH's U.S. federal and state and local income tax returns. The Company's U.S. federal and state and local income taxes are provided on a separate-entity basis. Benefits are received to the extent tax attributes are utilized in AAH's U.S. federal and state and local income tax returns.

Included in accrued and other liabilities in the statement of financial condition is a tax payable of $2,953 to AAH related to the Company's allocated share of current income tax.

As of December 31, 2020, the Company had recorded a net deferred tax asset of zero in its statement of financial condition, which consisted of a deferred tax asset of $6,856 and a valuation allowance of ($6,856). The deferred tax asset of $6,856 is related to accrued expenses not currently deductible for tax purposes. The Company believes that it is not more likely than not that the deferred tax asset will be fully realized in future years. Therefore, a valuation allowance of ($6,856) has been recorded against the deferred tax asset. During the year, the valuation allowance increased by $6,856.

As of December 31, 2020, the Company had $550 of total gross unrecognized tax benefits. Of this total, $390 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the Company's effective tax rate in future periods.

 As of December 31, 2020, the Company had accrued approximately $419 in potential interest and penalties associated with uncertain tax positions.

AAH's tax returns are subject to examination by the Internal Revenue Service and by various state and local tax authorities. The tax years 2016 through 2019 remain open to examination by these tax authorities with the exception of New York State, which remains open to examination for the tax years 2015 to 2019, and New York City, which remains open to examination for the tax years 2011 to 2019.

(11) Commitments and Contingencies

Outstanding commitments – in the normal course of business, the Company enters into commitments for underwriting transactions. There were no commitments for underwriting activities at December 31, 2020.

Litigation and regulatory matters – the Company's business activities are highly regulated in many jurisdictions and subject to periodic regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with legal counsel, that the outcome of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statement of operations, financial condition or cash flows. However, management cannot be certain regarding the outcome of such matters.

(12) Collateralized Transactions

The Company enters into resale agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, earn an interest spread. The Company manages credit exposure arising from such transactions by

entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following tables present information about the offsetting of these instruments and related collateral amounts.

				At December 31, 2020		
					Gross Amounts Not Offset in the Statement of Financial Condition	
	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition	Net Amounts presented in the statement of financial condition	Gross amounts subject to netting agreement but not offset[1]	Collateral received or pledged[2]	Net Amount
Assets:						
Securities purchased under agreements to resell	$ 8,012,088	-	8,012,088	(397,071)	(7,615,017)	-
Securities Borrowed	513,733	-	513,733	-	(504,890)	8,843
Liabilities:						
Securities sold under agreements to repurchase	$ 8,039,469	-	8,039,469	(397,071)	(7,729,774)	87,376

(1) Amounts relate to master netting agreements and collateral agreements where certain criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11 but which provide the Company with the right of setoff in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

(2) Amounts relate to securities received or paid under master netting agreements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective resale and repurchase agreements or securities borrowing arrangements.

	At December 31, 2020				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase (no repurchase-to-maturity)					
U.S. Treasuries and agency securities	$ 3,121,775	$ 2,965,464	$ 951,073	$ 760,175	$ 7,798,487
Corporate securities	83,663	16,270	141,048	-	240,982
Total gross recogized assets	$ 3,205,439	$ 2,981,734	$ 1,092,121	$ 760,175	$ 8,039,469
Netted amount					-
Total net recognized liabilites					$ 8,039,469

(13)   Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

Fair Value of Financial Instruments Not Recorded at Fair Value

Certain financial instruments that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature. These instruments include cash and the subordinated loan from AAH, for which the carrying value approximate fair value (categorized as Level 1 of the fair value hierarchy). Securities borrowed, receivable from and payable to brokers, dealers and clearing organizations, receivable from and payable to affiliates, other receivables and accounts payable and accrued liabilities are carried at amounts that approximate fair value, and are recorded at or near their respective transaction prices. Historically these have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Resale agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's resale agreements generally have a short term maturity and are collateralized primarily by U.S. Treasury and agency securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of resale agreements approximates fair value (categorized as Level 2 of the fair value hierarchy).

(14) Financial Instruments

(a) *Financial Instruments with Off-Balance-Sheet Risk*

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company manages this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse number of counterparts.

From time to time, the Company enters into forward currency contracts with an affiliate. These instruments are considered Level 2 under the US GAAP fair value hierarchy since the inputs used in determining fair value are observable in active markets. As of December 31, 2020, there were no such open contracts.

(b) *Concentrations of Credit Risk*

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers, dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote.

(15) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which coincides with requirements under CFTC Regulation 1.17 for introducing brokers. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined. As of December 31,

2020, the Company's net capital of $185,515 was $185,265 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

(16)   Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 26, 2021, and determined that there were no material events or transactions that would require recognition or disclosure in the financial statements.

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**Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by CFTC Regulation 1.16**

The Board of Directors and Management of ABN AMRO Securities (USA) LLC

In planning and performing our audit of the financial statements of ABN AMRO Securities (LLC) USA (the "Company") as of and for the year ended December 31, 2020, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2021